PB 3/12



07003864

OMMISSION
49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAIL PROCESSING FEB 28 2007 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 15577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enterprise Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Road, N.E., Suite 450
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Caifano 404-760-4070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

10 Tenth Street	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Caifano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Fund Distributors, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jennifer Caifano
Signature

Controller
Title

JULIA A. SCHAEFER
NOTARY PUBLIC, FULTON COUNTY, GEORGIA
MY COMMISSION EXPIRES SEPTEMBER 7, 2010

Julia A. Schaefer
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENTERPRISE FUND DISTRIBUTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2006

Enterprise Fund Distributors, Inc.
Index
December 31, 2006



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
Enterprise Fund Distributors, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, present fairly, in all material respects, the financial position of Enterprise Fund Distributors, Inc. (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the Company has entered into an agreement to sell certain assets associated with, and the management of, 27 of its 31 managed mutual funds to a third party, subject to regulatory and shareholder approval.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, GA
February 27, 2007

Enterprise Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	11,185,387
Receivable from mutual funds		802,317
Receivable from broker-dealers and clearing organization		32,733
Securities owned		1,000,000
State income tax refund receivable		31,893
Receivable from Parent		145,036
Other assets		287,025
Deferred sales commissions, net of accumulated amortization of $24,047,882		13,072,779
Property and equipment, net of accumulated depreciation of $50,032		210,038
Total assets	$	26,767,208

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	507,195
Accrued compensation and benefits		906,081
Payable to broker-dealers		3,253,042
Payable to affiliate		57,668
Deferred income taxes		5,079,610
Total liabilities		9,803,596
Commitments & contingencies (Note 5)		
Stockholder's equity:		
Common stock, $1 par value; 2,000 shares authorized 1,000 shares issued and outstanding		1,000
Additional paid-in capital		63,545,629
Accumulated deficit		(46,583,017)
Total stockholder's equity		16,963,612
Total liabilities and stockholder's equity	$	26,767,208

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Operations
For the year ended December 31, 2006

Revenues:	
Mutual fund distribution fees	$ 27,811,000
Commissions and mutual fund sales fees	3,478,281
Interest and dividend income	44,540
Total revenues	31,333,821
Expenses:	
Commissions and fees to brokers and affiliates	23,862,719
Employee compensation and benefits	14,336,892
Advertising and promotions	1,975,529
General and administrative	2,669,029
Total expenses	42,844,169
Loss before income taxes	(11,510,348)
Income tax benefit	3,875,650
Net loss	$ (7,634,698)

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2006

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances, December 31, 2005	1,000	$ 1,000	$ 63,545,629	$ (38,948,319)	$ 24,598,310
Net loss	-	-	-	(7,634,698)	(7,634,698)
Balances, December 31, 2006	1,000	$ 1,000	$ 63,545,629	$ (46,583,017)	$ 16,963,612

The accompanying notes are an integral part of these financial statements

Enterprise Fund Distributors, Inc.
Statement of Cash Flows
For the year ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (7,634,698)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of deferred sales commissions	7,078,874
Depreciation and leasehold amortization	44,146
Deferred income taxes	(1,262,853)
Changes in operating assets and liabilities:	
Decrease in receivable from mutual funds	30,326
Increase in deferred sales commissions	(2,656,170)
Increase in receivable from broker-dealers and clearing organization	(2,043)
Increase in receivable from Parent	(451,544)
Increase in receivable from state income taxes	(10,874)
Decrease in other assets	45,697
Increase in accounts payable and accrued expenses	308,778
Decrease in payable to broker-dealers	(186,989)
Decrease in payable to affiliate	(31,925)
Net cash used in operating activities	(4,729,275)
Cash flows from investing activities:	
Purchase of property and equipment	(100,199)
Net cash used in investing activities	(100,199)
Net decrease in cash	(4,829,474)
Cash, beginning of year	16,014,861
Cash, end of year	$ 11,185,387
Supplemental disclosures of cash flow information:	
Cash received during the year	
Income tax benefits received from Parent	$ 2,612,797

The accompanying notes are an integral part of these financial statements.

1. Organizations and Nature of Business:

Enterprise Fund Distributors, Inc. ("EFD or Company") is a wholly owned subsidiary of Enterprise Capital Management, Inc. ("ECM"), which is a wholly owned subsidiary of MONY Financial Services, Inc. ("MONY"). MONY was acquired by AXA Financial Services, Inc. ("AXA Financial") in July 2004. EFD is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). EFD is the distributor for The Enterprise Group of Funds ("EGF"), two mutual funds managed by ECM, The AXA Enterprise Funds Trust, Inc. ("AEFT"), a family of mutual funds managed by ECM and AXA Equitable Life Insurance Company ("AXA Equitable"), a subsidiary of AXA Financial, and AXA Enterprise Multimanager Funds Trust ("AEMMFT"), a family of mutual funds managed by AXA Equitable. A serious downturn in the mutual funds' performance or a significant decrease in the number of the mutual funds' investors would affect operating results adversely.

In 2006, AXA Financial, Inc., made a strategic decision to exit the business of managing proprietary retail mutual funds. In furtherance of this decision, AXA Financial and certain of its subsidiaries, including ECM, EFD and AXA Equitable entered into an agreement to sell certain assets of EGF, AEFT and AEMFT to Goldman Sachs & Co., Inc. ("Goldman Sachs"). The sale is expected to occur in the second quarter of 2007. In connection with the sale of assets, the Boards of Trustees of AEFT and AEMFT and the Board of Directors of EGF approved agreements that provide for the reorganization of 27 of the 31 funds of EGF, AEFT and AEMFT to a corresponding mutual fund advised by Goldman Sachs Asset Management L.P., a subsidiary of Goldman Sachs (each a "Reorganization" and collectively, the "Reorganizations"). Proxy statements will be sent to shareholders of EGF, AEFT and AEMFT that seek approval of the applicable Reorganizations. Subject to receiving the requisite regulatory and shareholder approval, the Reorganizations are expected to occur in the second quarter of 2007. AXA Financial is considering possible alternatives for the disposition of the remaining four mutual funds that are not the subject of a Reorganization, which include a possible transaction with another investment advisory entity or liquidation of these funds.

2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities transactions are recorded on the trade date and are valued at market value.

Sales Commission Payments

EFD offers Class B and C shares of EGF, AEFT and AEMMFT, which are subject to a contingent deferred sales charge ("CDSC"). At the time of sale, the Company pays commissions to broker/dealers for sales of EGF, AEFT and AEMMFT Class B and C shares. Class B commissions paid are deferred and amortized on the lesser of six years straight-line, or the period during which related distribution fees and CDSC revenues are earned. Management evaluates recoverability through ongoing estimates of future revenues from Class B shares. Class C share commissions are expensed when paid.

Property and Equipment

Property and equipment are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset. Furniture and equipment are depreciated over three to seven years. Upon disposal of property and equipment, the related gain or loss is included in income.

Property and equipment consisted of the following at December 31, 2006:

		2006
Furniture and equipment	$	112,944
Leasehold improvements		147,126
		260,070
Accumulated depreciation		(50,032)
Property and equipment, net	$	210,038

Income Taxes

EFD and ECM file a consolidated Federal income tax return with MONY. The Company computes Federal and state income tax expense on the basis of EFD filing consolidated and, where appropriate, combined returns. As a result, the Company receives the benefit of its tax attributes to the extent that such attributes are utilized by other members of the consolidated group. The amount of current and deferred taxes payable or

refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Recognition of Revenues

Distribution fees and interest and dividend income are accrued as earned. Commissions and mutual fund sales fees related to the sale of EGF, AEFT and AEMMFT fund shares are recorded on the trade date.

Advertising and Promotions

Costs of advertising and promotions are expensed as the advertising appears in the media.

3. Related Party Transactions:

Transactions with the Funds

EGF, AEFT and AEMMFT each have a distribution agreement with EFD. The distribution agreements provide that certain classes of each portfolio of EGF, AEFT and AEMMFT pay an annual distribution fee to EFD. EFD uses the distribution fees to pay for expenses on behalf of EGF, AEFT and AEMMFT related to the distribution and servicing of their shares. For the year ended December 31, 2006, EFD earned $27,811,000 in mutual fund distribution fee income from EGF, AEFT and AEMMFT.

At December 31, 2006 EFD held an investment of $1,000,000 in the AEFT Money Market Fund.

Transactions with the Parent

ECM provides certain personnel, facilities, supplies, equipment and other services to EFD. Services rendered are pursuant to a written agreement between ECM and EFD that sets forth the services to be provided and how fees will be charged to EFD for those services. Total amounts charged to EFD amounted to $130,865 for the year ended December 31, 2006, which is included in General and Administrative expense in the Statement of Operations.

4. Income Taxes:

The income tax benefit for the year ended December 31, 2006 is composed of the following:

		2006
Current:		
Federal	$	(2,612,797)
State		-
Deferred		(1,262,853)
Total benefit	$	(3,875,650)

The following reconciles the income tax provision benefit at the Federal statutory rate of 35% and the actual income tax benefit at the effective rate of 33.7%:

		2006
Taxes at statutory Federal income tax rate	$	(4,028,622)
State income taxes, net of Federal benefit		3,250
Meals and entertainment		121,589
Other, net		28,133
Total benefit	$	(3,875,650)

The major components of the net deferred tax liability as of December 31, 2006 are as follows:

		2006
Deferred taxes - noncurrent:		
Deferred tax liability – Deferred commissions	$	(5,085,311)
Deferred tax asset – Property and equipment		5,701
Deferred tax asset – State net operating loss carryforwards		1,355,127
Deferred tax allowance – State net operating loss carryforwards		(1,355,127)
Net deferred tax liability	$	(5,079,610)

5. Commitments and Contingencies:

In the normal course of business, EFD enters into contracts that contain a variety of representations and warranties and which provide general indemnification. EFD's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against EFD that have not yet occurred.

Lease Commitments

The Company leases office facilities and office equipment under non-cancelable operating leases that expire from 2006 through 2011, respectively. As of December 31, 2006, the minimum annual aggregate rentals are as follows:

	2007	2008	2009	2010	2011
Facilities	$ 542,445	$ 558,670	$ 575,391	$ 592,704	$ 454,002
Equipment	67,615	67,615	56,712	35,871	-
Total	$ 610,060	$ 626,285	$ 632,103	$ 628,575	$ 454,002

Rent expense was $787,428 for the year ended December 31, 2006.

6. Regulatory Requirements:

EFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, EFD's net capital under the rule was $2,387,983, which exceeded the net capital requirement of $651,827 by $1,736,156 and its aggregate indebtedness to net capital was 4.09 to 1. At December 31, 2006, EFD qualified for exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided in subparagraph (k)(1). At December 31, 2006, EFD had no liabilities subordinated to claims of general creditors.

7. Concentration of Cash:

Cash totaling $11,185,387 is held by one financial institution.

Enterprise Fund Distributors, Inc.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange *Commission*
December 31, 2006 **Schedule I**

Net Capital:		
Total stockholder's equity per financial statements	$	16,963,612
Less:		
Non-allowable assets:		
Receivables		981,066
State income tax refund receivable		31,893
Prepaid expenses		286,045
Fixed assets		210,038
Deferred sales commissions		13,072,779
Deferred tax asset		5,701
Total non-allowable assets		14,587,522
Net capital before haircuts on securities positions		2,376,090
Haircuts on securities:		
Money market mutual fund		20,000
Total haircuts on securities		20,000
Net capital		2,356,090
Minimum net capital required		653,953
Excess net capital	$	1,702,137
Aggregate indebtedness	$	9,809,297
Ratio of aggregate indebtedness to net capital		4.16

Reconciliation with Company's computation (included in Part II of the Form X-17A-5) as of December 31, 2006.

Net capital as reported in the Company's Part II (unaudited) FOCUS report:	$	2,387,983
Adjustments:		
State income tax refund receivable		(31,893)
Net capital per above	$	2,356,090

Enterprise Fund Distributors, Inc.
Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2006 **Schedule II**

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(1).



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
Enterprise Fund Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Enterprise Fund Distributors, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Atlanta, GA
February 27, 2007

END